Exhibit 1.01

Conflict Minerals Report

Filed May 28, 2020

(For the calendar year ended December 31, 2019)

Introduction

This Conflict Minerals Report is being filed by At Home Group Inc. (“At Home”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”). As used in this Conflict Minerals Report, consistent with the Conflict Minerals Rule, “3TG” means columbite-tantalite (coltan), cassiterite, gold, wolframite, and the derivatives tantalum, tin, and tungsten.

Applicability of the Conflict Minerals Rule to At Home

At Home is a home décor superstore focused on providing the broadest assortment of products for any room, in any style, for any budget. At Home does not manufacture any of the products it sells. Over 70% of its products are unbranded, private label or specifically designed for At Home. At Home is subject to the requirements of the Conflict Minerals Rule because of the degree of influence that it may exercise over the materials, parts, ingredients, or components of some of its unbranded, private label products or products specifically designed for At Home that may contain 3TG necessary to the functionality or production of the products.

At Home’s Conflict Minerals Policy

At Home has adopted a Conflict Minerals Policy (the “Policy”) as part of its efforts to encourage its suppliers to respect human rights and to source conflict minerals, components, and products in a socially and environmentally responsible manner.

The Policy states that At Home is committed to using reasonable efforts, including partnering with its supply chain, to avoid the use of conflict minerals that directly or indirectly finance or benefit armed groups in a covered country. It further states that At Home does not support general embargoes of conflict minerals from the Democratic Republic of the Congo or an adjoining country (the “covered countries”), and instead encourages its suppliers to continue to source responsibly from conflict-affected and high risk areas.

Reasonable Country of Origin Inquiry Information

Since At Home does not do any direct business with any smelters or refiners of 3TG and, in most cases, is several or more supplier tiers removed from the smelters and refiners of 3TG used in its products, At Home must rely on its direct and indirect suppliers to provide accurate, reliable information about 3TG in their supply chains.

For 2019, At Home conducted a “reasonable country of origin inquiry” within the meaning of the Conflict Minerals Rule. To the extent applicable, At Home used the same processes and procedures for this inquiry and its due diligence efforts (in particular Steps 1 and 2 of the OECD Due Diligence Guidance) discussed later in this Conflict Minerals Report.

As discussed herein, for 2019, At Home’s outreach included all of the suppliers of its unbranded, private label products or products specifically designed for At Home over which At Home had a degree of influence over the materials, parts, ingredients, or components of and that were identified as possibly containing 3TG, which consisted of 448 suppliers (the “Covered Suppliers”). For 2019, At Home received responses from 379 of the Covered Suppliers, representing approximately an 85% response rate from Covered Suppliers or a 95% response rate from Covered Suppliers by product cost.

For 2019, the Covered Suppliers identified to At Home twenty-one unique smelters and refiners that are listed as smelters or refiners by the Responsible Minerals Initiative (“RMI”). Additional information on these smelters and refiners is contained in Annex A to this Conflict Minerals Report.

Due Diligence Framework Used

The recognized due diligence framework that At Home used for its due diligence is the Organization for Economic Cooperation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and accompanying supplements (the “OECD Due Diligence Guidance”). The OECD Due Diligence Guidance contains five due diligence steps, each discussed below.

Step 1.  Establish Strong Company Management Systems

At Home’s Policy is publicly available at www.athome.com/conflict-minerals-policy.html.  The Policy is also summarized herein under “At Home’s Conflict Minerals Policy” above. The information contained on At Home’s website is not incorporated by reference into its Form SD or this Conflict Minerals Report and should not be considered part of the Form SD or this Conflict Minerals Report.

For 2019, At Home’s cross-functional internal team (the “internal team”) comprised of members from the legal, sourcing & compliance, product merchandising, and internal audit departments of At Home continued to be responsible for managing At Home’s conflict minerals reporting and 3TG compliance program. Certain members of the executive leadership team of At Home received periodic updates regarding At Home’s 3TG compliance program.

At Home used tools and relied on information provided by the RMI, an industry group that works to address conflict minerals issues within supply chains, including (i) the Conflict Minerals Reporting Template (the “Reporting Template”), which At Home used to obtain information from its Covered Suppliers concerning whether its products contained 3TG, the sources of the 3TG used by the Covered Suppliers, and other information concerning the Covered Suppliers’ related compliance activities, and (ii) information from the Responsible Minerals Assurance Process, a voluntary initiative in which an independent third party audits the procurement activities of a smelter or refiner to determine with reasonable confidence that the minerals it processes originated from conflict-free sources.

Members of this internal team sent communications to Covered Suppliers concerning the Conflict Minerals Rule and At Home’s 3TG compliance program, including instructions on how to complete the Reporting Template. The internal team then collected, aggregated, and assessed the data received from Covered Suppliers through their completed Reporting Templates and communications.

Step 2.  Identify and Assess Risks in the Supply Chain

Prior to communicating with the Covered Suppliers, At Home determined which of its suppliers were potentially in-scope through product specifications and other information known to the internal team. Following that assessment, through the internal team, At Home requested such Covered Suppliers complete a Reporting Template and the internal team sent reminders to any non-responsive Covered Supplier requesting completion of a Reporting Template.

The internal team, with the assistance of outside counsel, reviewed the responses received from the Covered Suppliers to consider the need for follow-up or escalation of the response, including in the case of incomplete or inconsistent responses.

For any smelters or refiners identified by a Covered Supplier, the internal team checked the smelter or refiner against information provided by RMI’s Responsible Minerals Assurance Process to determine whether the smelter or refiner was listed as Responsible Minerals Assurance Process Conformant (“RMAP Conformant”).

Step 3.  Design and Implement a Strategy to Respond to Identified Risks

As noted above, At Home maintains the Policy on its website at www.athome.com/conflict-minerals-policy.html. At Home first adopted the Policy on March 25, 2019.

The internal team periodically reported on its due diligence activities to certain members of the executive leadership team of At Home.

Step 4.  Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

In connection with its due diligence, At Home used and relied upon information made available by the RMI concerning its independent third-party audits of smelters and refiners to determine whether the smelter or refiner is RMAP Conformant.

Step 5.  Report on Supply Chain Due Diligence

At Home filed the Form SD and this Conflict Minerals Report with the Securities and Exchange Commission.

Due Diligence Program Execution

For 2019, At Home undertook the following due diligence measures pursuant to its 3TG compliance program and Policy, the Conflict Minerals Rule, and the OECD Due Diligence Guidance:

1.	The internal team sent communications to the Covered Suppliers concerning the Conflict Minerals Rule and At Home’s 3TG compliance program, including instructions on how to complete the Reporting Template. The Covered Suppliers were provided an email address for the internal team for questions and guidance for responding to At Home’s information requests. The Reporting Template allowed, and the internal team encouraged, Covered Suppliers to provide product- or At Home-specific information.

2.	The internal team sent ongoing reminders to non-responsive Covered Suppliers requesting that they complete the Reporting Template. If Covered Suppliers continued to be non-responsive, the buyer with a direct relationship with such Covered Supplier was asked to reach out directly.

3.	Follow-up inquiries were made by the internal team to Covered Suppliers to address incomplete or inconsistent responses.

4.	For those entities identified as a smelter or refiner by a Covered Supplier, the internal team examined whether the smelter or refiner was listed as RMAP Conformant. Of the twenty-one unique smelters and refiners identified by Covered Suppliers and listed as smelters or refiners by the RMI, all were listed as RMAP Conformant by the RMI as of May 26, 2020. The Covered Suppliers identified three additional facilities that are not participating in the RMAP nor listed on RMI’s Smelter Reference List.

5.	Summaries of initial and revised Covered Supplier responses were reviewed by the internal team and outside counsel.

Product Information; Identified Smelters and Refiners

For 2019, due to the challenges of tracing sources of 3TG in a multi-tier supply chain, while At Home was able to determine that some Covered Suppliers for 2019 did not source from the covered countries, At Home was unable to determine the origin of a portion of the 3TG contained in its potentially in-scope products or whether such products were from recycled or scrap sources. Nineteen of the Covered Suppliers indicated that products supplied to At Home contain 3TG. Seven of the Covered Suppliers indicated that products supplied to At Home contain 3TG originating from the covered countries. Five of the Covered Suppliers did not know if or did not respond whether conflict minerals in finished products originated from the covered countries.

At Home’s findings about the source of 3TG in products from Covered Suppliers for 2019 were limited by the fact that some suppliers did not respond to At Home’s request to fill out the Reporting Template and that some suppliers did not provide information about the source of 3TG on the basis of individual products or those supplied to At Home, instead providing aggregate information for all of their products.

As a result of the initial inquiries of Covered Suppliers and discussions among the internal team, At Home identified the following product categories, which were contracted to be manufactured by At Home during 2019, contained conflict minerals necessary to the functionality or production of such products and either the 3TG in such products originated in a covered country or At Home was unable to determine whether any 3TG in such products originated in a covered country:

•	Bath storage
•	Botanicals
•	Candles; candle holders, warmers, and diffusers
•	Ceramics
•	Christmas décor; Christmas trees; Christmas tree toppers
•	Lamps
•	LED candles/lanterns
•	Metal garden décor; garden stakes and trellises
•	Metal and wood wall décor and neon signs
•	Outdoor thermometers
•	Pillows
•	Reading glasses
•	String lights; clip lights; outdoor lights
•	Table-top décor
•	Wrapping paper

Additional information on the smelters and refiners identified by the Covered Suppliers is provided in Annex A of this Conflict Minerals Report.

The statements herein are based on the activities performed to date, in good faith, by At Home and on the information available at the time of this filing. Factors that could affect the accuracy of these statements include, but are not limited to, incomplete supplier or available smelter data, errors or omissions from the information provided by Covered Suppliers, and incomplete or inaccurate information provided by industry or other third party sources.

Future Risk Mitigation Efforts

At Home expects to take the following steps for 2020:

1.	Further refine its due diligence process to improve accuracy and efficiency, including by using revised and updated versions of the Reporting Template each year;

2.	Encourage suppliers to provide product level information for 2020;

3.	Engage with suppliers that provided incomplete responses or that did not provide responses for 2019 to encourage them to provide requested information for 2020;

4.	Increase its efforts to identify the number of smelters and refiners within At Home’s supply chain by evaluating the information received from suppliers and comparing such information with information published by the RMI;

5.	Communicate At Home’s sourcing expectations relating to 3TG to suppliers through direct communications and information posted on At Home’s website and its product partner portal; and

6.	Include requirements related to conflict minerals in terms and conditions with suppliers.

Forward-Looking Statements

This Conflict Minerals Report contains forward-looking statements, which are based on At Home’s current assumptions and expectations. The principal forward-looking statements in this report include At Home’s expected changes to its 3TG compliance program for 2020.

All such forward-looking statements are intended to be covered by the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, as amended. At Home has based these forward-looking statements on its current expectations and assumptions. While At Home believes these expectations and assumptions are reasonable, such forward-looking statements involve known and unknown risks and uncertainties, including (a) the continued implementation of compliance measures by At Home’s direct and indirect suppliers, (b) changes in the Conflict Minerals Rule and other political and regulatory developments relating to the sourcing of 3TG, and (c) those factors described in “Item 1A. Risk Factors” to At Home’s Annual Report on Form 10-K for the fiscal year ended January 25, 2020. Forward-looking statements speak only as of the date hereof or the date specified. Except as required by law, At Home does not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Annex A – Smelters and Refiners

In connection with At Home’s reasonable country of origin inquiry and due diligence, as applicable, the Covered Suppliers identified the smelters and refiners listed below as having processed the 3TG contained in some of At Home’s unbranded, private label products or products designed specifically for At Home in 2019. The table lists only the smelters and refiners that were listed as smelters or refiners by the RMI; the Covered Suppliers identified other smelters and refiners that were not included on the RMI Smelter Reference List. This list likely does not include all of the smelters and refiners that processed the 3TG in At Home’s in-scope products since (i) most of the Covered Suppliers indicated that they were unable to identify the smelters and refiners used to process the 3TG contained in At Home’s applicable products, (ii) not all Covered Suppliers responded to At Home’s inquiries and (iii) some Covered Suppliers identified entities as smelters and refiners that At Home could not confirm were smelters and refiners by cross checking the RMI Smelter Reference List. In addition, some of the identified smelters and refiners may not be in At Home’s supply chain due to over-inclusiveness in the information provided by the Covered Suppliers. Certification status and location information included in the table are based solely on information made available by the RMI, without independent verification by At Home.

Metal	Official Smelter or Refiner Name*	Location of Smelter or Refiner	Certification Status as of May 26, 2020
Gold	Asahi Refining USA Inc.	United States	Conformant
	Heraeus Ltd. Hong Kong	China	Conformant
	Metalor Technologies (Hong Kong) Ltd.	China	Conformant
	Rand Refinery (Pty) Ltd.	South Africa	Conformant
	The Refinery of Shandong Gold Mining Co., Ltd.	China	Conformant
	Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	China	Conformant
	Solar Applied Materials Technology Corp.	Taiwan	Conformant
	Valcambi S.A.	Switzerland	Conformant
	Zhongjin Gold Corporation Limited	China	Conformant
	Zijin Mining Industry Corporation	China	Conformant

Tantalum	Changsha South Tantalum Niobium Co., Ltd.	China	Conformant

Tin	Chenzhou Yunxiang Mining and Metallurgy Co., Ltd.	China	Conformant
	Chifeng Dajingzi Tin Industry Co., Ltd.	China	Conformant
	China Tin Group Co., Ltd.	China	Conformant
	Gejiu Non-Ferrous Metal Processing Co., Ltd.	China	Conformant
	Gejiu Yunxin Nonferrous Electrolysis Co., Ltd.	China	Conformant
	Jiangxi New Nanshan Technology Ltd.	China	Conformant
	Yunnan Tin Company Limited	China	Conformant

Tungsten	Ganzhou Haichuang Tungsten Co., Ltd.	China	Conformant
	Jiangxi Tonggu Non-ferrous Metallurgical & Chemical Co., Ltd.	China	Conformant
	Xiamen Tungsten Co., Ltd.	China	Conformant

*	The Covered Suppliers identified three additional facilities, all located in China, as having processed Tin contained in At Home products in 2019. As noted above, these facilities are not listed here because they are not listed on RMI’s Smelter Reference List.

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